As filed with the Securities and Exchange Commission on November 25, 2003
Registration No. 333-108289

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-3

REGISTRATION STATEMENT
Under
The Securities Act of 1933

8X8, INC.
(Exact name of Registrant as specified in its charter)

Delaware	77-0142404
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2445 Mission College Blvd.
Santa Clara, CA    95054
(Address, including zip code, and telephone number, including area code, of the
Registrant's principal executive offices)

BRYAN R. MARTIN
CHIEF EXECUTIVE OFFICER
8X8, INC.
2445 MISSION COLLEGE BLVD.
SANTA CLARA, CA 95054
(408) 727-1885
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
JOHN T. SHERIDAN, ESQ.
WILSON, SONSINI, GOODRICH & ROSATI
PROFESSIONAL CORPORATION
650 PAGE MILL ROAD
PALO ALTO, CA 94304
(650) 493-9300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (2)	AMOUNT OF REGISTRATION FEE (3)
Common Stock, $0.001 par value	5,650,000 shares	$1.365	$7,712,250	$623.92

  Pursuant to Rule 416 promulgated under the Securities Act of 1933, this Registration Statement shall also cover any additional shares of the Registrant's Common Stock which become issuable by reason of any stock dividend or stock split..
  Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Common Stock on August 25, 2003, as reported on the Nasdaq SmallCap Market.
  Paid with original filing.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be amended or changed. The selling stockholders may not sell these securities pursuant to this prospectus until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED November 25, 2003

PROSPECTUS

5,650,000 SHARES OF COMMON STOCK

8X8, INC.

This prospectus relates to the resale of up to 5,650,000 shares of our common stock by the selling stockholders listed in this Prospectus under the section "Selling Stockholders." These shares include: (i) an aggregate of 2,260,000 shares which were sold by us at the price of $0.434 per share in a private purchase transaction which closed on July 29, 2003, (ii) 2,260,000 shares which are issuable upon exercise of warrants at an exercise price of $0.60 per share, (iii) 565,000 shares which are issuable upon exercise of warrants at an exercise price of $0.75 per share, and (iv) 565,000 shares which are issuable upon exercise of warrants at an exercise price of $1.00 per share, which were issued by us in the same private purchase transaction.

The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "EGHT." On November 24, 2003, the last sale price of our common stock was $3.50 per share.

The terms "Company," "8x8," "Registrant," "we," "us," and "our" in this prospectus refer to 8x8, Inc. and its subsidiaries.

THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS COMMENCING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS             , 2003

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, or a solicitation of an offer to buy, such securities by anyone in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of 8x8, Inc. since the date as of which information is given in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC. We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: 8x8, Inc., 2445 Mission College Blvd., Santa Clara, California 95054, Attention: Chief Financial Officer, Telephone: (408) 727-1885.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference certain of our publicly- filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference in this prospectus the information contained in the following documents:

  our Annual Report on Form 10-K for the year ended March 31, 2003, filed with the SEC on May 29, 2003;
  our Proxy Statement dated June 23, 2003, filed with the SEC on June 19, 2003 in connection with our 2003 Annual Meeting of Stockholders;
  our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on July 25, 2003;
  our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the SEC on October 30, 2003;
  our Current Report on Form 8-K, filed with the SEC on July 31, 2003;
  our Current Report on Form 8-K, filed with the SEC on November 13, 2003;
  our Current Report on Form 8-K, filed with the SEC on November 19, 2003;
  the description of our common stock in our registration statement on Form 8-A filed with the SEC on November 21, 1996, including any amendments or reports filed for the purpose of updating such description; and
  all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that we may offer with this prospectus are sold.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" immediately above.

Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those expressed in these forward-looking statements.

Forward-looking statements include information concerning our possible or assumed future results of operations as well as statements that include the words "believe," "expect," "anticipate," "intend" or similar expressions. You should understand that certain important factors, including those set forth in "Risk Factors" below and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. In connection with these forward- looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus.

THE COMPANY

8x8, Inc. and its subsidiaries (collectively, the "Company," or "we" ) develop and market communication technology for internet protocol or, IP, telephony and video applications. 8x8 offers the Packet8 broadband telephone service (www.packet8.net), consumer videophones, hosted iPBX solutions (through its subsidiary Centile, Inc., or "Centile"), and voice and video semiconductors and related software (through its subsidiary Netergy Microelectronics, Inc., or Netergy). The Company was incorporated in California in February 1987, and in December 1996 was reincorporated in Delaware. In August 2000, the Company changed its name from 8x8, Inc. to Netergy Networks, Inc. The Company changed its name back to 8x8, Inc. in July 2001.

Our principal offices are located at 2445 Mission College Blvd., Santa Clara, California 95054 and our telephone number is (408) 727-1885. Our web site is www.8x8.com.

RECENT DEVELOPMENTS

On November 13, 2003, 8x8 issued and sold approximately 1,860,000 shares of its common stock to certain institutional investors at a price of $2.83 per share, resulting in gross proceeds of approximately $5.2 million. The investors also received warrants to purchase approximately 1,860,000 shares of common stock at an exercise price of $3.40 per share. On November 18, 2003, 8x8 announced that it was issuing and selling an additional 780,000 shares of its common stock, at a price of $2.83 per share, to a subset of the investors that participated in the first closing on November 13, resulting in additional gross proceeds of approximately $2.2 million. The investors participating in the second closing received warrants to purchase approximately 780,000 shares of common stock at an exercise price of $3.61 per share. The common stock and warrants were issued in private placements without registration under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We have agreed to file with the Securities and Exchange Commission a registration statement to register the resale of the common stock and the shares of common stock issuable upon exercise of the warrants. The proceeds from the sale of common stock and warrants are expected to be used for general corporate purposes.

On November 19, 2003, Netergy announced that Leadtek Research, Inc. had acquired Netergy's VIP1 video semiconductor development effort. Under the terms of the acquisition agreement, Leadtek acquired the VIP1 development activities, key engineers, software tools and equipment. Revenues attributable to the transferred assets were approximately $1.1 million during the fiscal year ended March 31, 2003, representing approximately 12% of Netergy's revenues and 10.5% of 8x8's consolidated revenues for such period.

In July 2003, Centile sold its European subsidiary, Centile Europe SA (Centile Europe), to Sunleigh Investments Ltd. (now Eurotel SAS, or Eurotel). Under the acquisition agreement, Eurotel was to pay a purchase price of €1,100,000, or approximately $1,250,000, less any amounts withheld for pre-closing obligations, in installment payments ending December 31, 2003. In October 2003, Centile received €400,000, or $460,000, of the purchase price. Centile does not expect to collect the balance of the purchase price.

On November 7, 2003, we issued a press release announcing the new Packet8 Freedom Plan designed to give customers unlimited worldwide calling to other Packet8 users and subscribers for a one time equipment purchase fee and no monthly subscription.

On November 12, 2003, we issued a press release announcing the addition of advanced calling features to our Packet8 voice and video communications service. The new features that will be included in all Packet8 calling plans are call waiting, call waiting caller ID, hold, call alternate and 3-way conferencing.

On November 17, 2003,we issued a press release announcing the immediate availability of three new Packet8 service upgrades that will allow Packet8 subscribers to make unlimited international calls to major countries in Europe or Asia for an additional $29.99 per month. The new plans include the Plus Europe and Plus Asia plans, as well as a combination plan, Plus Euro-Asia, available for an additional $59.99 per month.

RISK FACTORS

Before you invest in our common stock, you should become aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase shares of our common stock. The risks set out below may not be exhaustive.

We have a history of losses and we are uncertain as to our future profitability.

We recorded an operating loss of approximately $1.6 million for the six months ended September 30, 2003 and we ended the period with an accumulated deficit of $149 million. In addition, we recorded operating losses of $12 million, $10 million and $74.5 million for the fiscal years ended March 31, 2003, 2002 and 2001, respectively. We expect that we will continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to generate significant revenue growth to achieve an operating profit. Given our history of fluctuating revenues and operating losses, we cannot be certain that we will be able to achieve profitability on either a quarterly or annual basis in the future.

We may not be able to maintain our listing on the Nasdaq SmallCap Market.

Our common stock trades on the Nasdaq SmallCap Market, which has certain compliance requirements for continued listing of common stock.

During the last year, we moved from the Nasdaq National Market to the Nasdaq SmallCap Market, and we were threatened with being delisted from Nasdaq altogether. In April 2002, we were notified by the Nasdaq staff that the bid price for our common stock must close at $1.00 per share or more for a minimum of ten consecutive trading days during the ninety calendar day period ending July 9, 2002 or we might be delisted. As we were not in compliance under the Nasdaq National Market minimum bid price listing standard by July 9, 2002, we transferred to and began trading on the Nasdaq SmallCap Market on July 26, 2002. As a result of our transfer to the Nasdaq SmallCap Market, our delisting determination was extended an additional ninety days until October 7, 2002. Although our common stock did not achieve a closing bid price of $1.00 for at least ten consecutive trading days before October 7, 2002, we met the initial listing criteria for the Nasdaq SmallCap Market as of October 7, 2002. As a result, we remained eligible to be quoted on the Nasdaq SmallCap Market for an additional 180-calendar day grace period, which expired on April 7, 2003, subject to our compliance with the continued listing requirements during the extended grace period. On April 8, 2003, the Nasdaq staff notified us that we had been granted an additional ninety days, or until July 7, 2003 to regain compliance with the minimum bid price listing standard. On July 11, 2003, the Nasdaq staff notified us that we had not, by July 7, 2003, regained compliance with the minimum $1.00 closing bid price per share requirement, as set forth in Marketplace Rule 4310(c)(4), and that, accordingly, our securities would be subject to delisting from The Nasdaq SmallCap Market at the opening of business on July 22, 2003. Furthermore, we were notified by the Nasdaq Staff that we are not in compliance with Marketplace Rule 4310(c)(2)(B), which requires that we have a minimum of $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year (or two of the three most recently completed fiscal years). In September 2003, we were notified by the Nasdaq staff that we had fully regained compliance with the Nasdaq SmallCap Market's continued listing requirements.

If our minimum closing bid price per share falls below $1.00 for a period of 30 consecutive business days in the future, we may again be subject to delisting procedures. As of the close of business on October 8, 2003, our common stock had a closing bid price of $1.40 per share. We must also meet additional continued listing requirements contained in Nasdaq Marketplace Rule 4310(c)(2)(b), which requires that we have a minimum of $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year (or two of the three most recently completed fiscal years). As of October 23, 2003, based on our closing price as of that day, the market value of our securities approximated $45,000,000 and we were in compliance with Nasdaq Marketplace Rule 4310(c)(2)(b). There can be no assurance that we will continue to meet the continued listing requirements.

Delisting could reduce the ability of our shareholders to purchase or sell shares as quickly and as inexpensively as they have done historically. For instance, failure to obtain listing on another market or exchange may make it more difficult for traders to sell our securities. Broker-dealers may be less willing or able to sell or make a market in our common stock. Not maintaining a listing on a major stock market may:

  result in a decrease in the trading price of our common stock;
  lessen interest by institutions and individuals in investing in our common stock;
  make it more difficult to obtain analyst coverage; and
  make it more difficult for us to raise capital in the future.

Our stock price has been highly volatile.

The market price of the shares of our common stock has been and is likely to be highly volatile. It may be significantly affected by factors such as:

  actual or anticipated fluctuations in our operating results;
  announcements of technical innovations;
  loss of key personnel;
  new products or new contracts by us, our competitors or their customers;
  developments with respect to patents or proprietary rights, general market conditions, changes in financial estimates by securities analysts, and other factors which could be unrelated to, or outside our control; and
  the potential delisting of our common stock.

The stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against the issuing company. If our stock price is volatile, we may also be subject to such litigation. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would disrupt business and could cause a decline in our operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

If we fail to maintain effectiveness of a registration statement for the resale of shares of our common stock issued in connection with the redemption of our previously outstanding convertible debt, we may be forced to pay a cash penalty or redeem all or a portion of the shares, causing our business to suffer.

Under the terms of a registration rights agreement we entered into in connection with the redemption of our outstanding convertible debt, we agreed to register the 1,000,000 shares of our common stock issued to the former note holders for resale. If we fail to maintain the effectiveness of the registration statement through December 2003, we may be required to pay cash penalties and may be required to redeem all or a portion of the shares of common stock held by the former note holders. Under the agreement, the redemption price would be the higher of $0.898 or the market price of our common stock at the time of the redemption. If we are required to pay a cash penalty or to redeem any of the shares, this will deplete our cash reserves, which may cause significant harm to our business, results of operations and financial condition.

The growth of our business and our future profitability depends on future IP telephony revenue.

On a going-forward basis, we will be devoting more of our resources to the promotion of our Packet8 service than to our Netergy semiconductor business and our Centile iPBX business. As such, our future growth and profitability will be dependent on revenue from our Packet8 service, as opposed to revenue from Netergy and Centile, which have historically accounted for a substantial portion of the Company's consolidated revenues.

Netergy's revenues represented approximately 88% and 91%, respectively, of the Company's consolidated revenues for fiscal 2003 and 2002. However, Netergy's revenues have not been sufficient to profitably operate the Netergy business. Therefore, we have begun to reduce the scope of Netergy's operations. During the quarter ended June 30, 2003, we completed the end end-of of-life of Netergy's legacy videoconferencing semiconductor products. In November 2003, Netergy sold its VIP1 video semiconductor development effort to Leadtek Research, Inc. Under the terms of the acquisition agreement, Leadtek acquired the VIP1 development activities, key engineers, software tools and equipment. Revenues attributable to this development effort were approximately $1.1 million during the fiscal year ended March 31, 2003, representing approximately 12% of Netergy's revenues and 10.5% of 8x8's consolidated revenues for such period. As a result of the transfer of this development effort to Leadtek, this development revenue will disappear. Netergy remains a continuing operation and will continue to generate revenue in the future, although we expect the amounts to decrease, both on an absolute basis and as percentage of 8x8's consolidated revenues.

Centile's revenues represented approximately 8% and 2% of the Company's consolidated revenues for fiscal 2003 and 2002, respectively. In July 2003, Centile sold its European subsidiary, Centile Europe S.A., and licensed, on a non-exclusive basis, its IPBX technology to the purchaser.

We have only been selling our Packet8 service for a limited period and there is no guarantee that Packet8 will gain broad market acceptance.

We have only been selling our Packet8 service since November 2002. Given our limited history with offering this product, there are many difficulties that we may encounter, including regulatory hurdles, discussed below, and other problems that we may not anticipate. To date, we have not generated significant revenue from the sale of our IP telephony products and services, including our Packet8 service, and there is no guarantee that we will be successful in generating significant revenues or achieving profitability. If we are not able to generate significant revenues selling into the IP telephony market, our business and operating results would be seriously harmed.

The success of our Packet8 service is dependent on the growth and public acceptance of IP telephony.

The success of our Packet8 voice and video communications service is dependent upon future demand for IP telephony systems and services. In order for the IP telephony market to continue to grow, several things need to occur. Telephone service providers must continue to invest in the deployment of high speed broadband networks to residential and commercial customers. IP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be provided. IP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service. IP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. If any or all of these factors fail to occur, our business may not grow.

Our business has been adversely affected by the downturn in the telecommunications industry and these developments will continue to impact our revenues and operating results.

Through the end of 2000, the telecommunications market was experiencing rapid growth spurred by a number of factors including deregulation in the industry, entry of a large number of new emerging service providers, growth in data traffic and the availability of significant capital from the financial markets. In 2001, the telecommunications industry began a reversal of some of these trends, marked by a dramatic reduction in current and projected future capital expenditures by service providers, financial difficulties and, in some cases, bankruptcies experienced by emerging service providers, as well as a sharp contraction in the availability of capital. These conditions caused a substantial reduction in demand for telecommunications equipment and related software, which has had a resulting impact on demand for Netergy's IP telephony semiconductor and software products and for Centile's hosted iPBX solution. If our current or potential customers are forced to defer or further curtail their capital spending programs, sales of our hosted iPBX product and Packet8 service to telecommunication service providers and sales of our IP telephony semiconductors to manufacturers of telecommunication equipment may continue to be adversely affected, which would negatively impact our business, financial condition, and results of operations. In addition, many of the industries in which telecommunication service providers operate have experienced consolidation. The loss of one or more of our current or potential telecommunication service provider or telecommunication equipment OEM customers, through industry consolidation or otherwise, could reduce or eliminate our sales to such a customer and consequently harm our business, financial condition, and results of operations.

We expect the developments described above to continue to affect our business for at least the next several quarters in the following manner:

  our ability to accurately forecast revenue will be diminished;
  our revenues could be reduced; and
  our losses may increase because operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are and will continue to be fixed in the short-term.

Our business, operating results and financial condition could be materially and adversely impacted by any one or a combination of the above.

Our future operating results may not follow past or expected trends due to many factors and any of these could cause our stock price to fall.

Our historical operating results have fluctuated significantly and will likely continue to fluctuate in the future, and a decline in our operating results could cause our stock price to fall. On an annual and a quarterly basis, there are a number of factors that may affect our operating results, many of which are outside our control. These include, but are not limited to:

  changes in market demand;
  the timing of customer orders;
  competitive market conditions;
  lengthy sales cycles and/or regulatory approval cycles;
  new product introductions by us or our competitors;
  market acceptance of new or existing products;
  the cost and availability of components;
  the mix of our customer base and sales channels;
  the mix of products sold;
  the management of inventory;
  the level of international sales;
  continued compliance with industry standards; and
  general economic conditions.

Our gross margin is affected by a number of factors including product mix, the recognition of license and other revenues for which there may be little or no corresponding cost of revenues, product pricing, the allocation between international and domestic sales, the percentages of direct sales and sales to resellers, and manufacturing and component costs. The markets for our products are characterized by falling average selling prices. We expect that, as a result of competitive pressures, our product end of life announcement, and other factors, gross profit as a percentage of revenue for our videoconferencing semiconductor products will continue to decrease. Average selling prices realized to date for our IP telephony semiconductors have been lower than those historically attained for our videoconferencing semiconductor products, resulting in lower gross margins. In the likely event that we encounter significant price competition in the markets for our products, we could be at a significant disadvantage compared to our competitors, many of whom have substantially greater resources, and therefore may be better able to withstand an extended period of downward pricing pressure.

Variations in timing of sales may cause significant fluctuations in future operating results. Because a significant portion of our business may be derived from orders placed by a limited number of large customers, including original equipment manufacturers, the timing of such orders can cause significant fluctuations in our operating results. Anticipated orders from customers may fail to materialize. Delivery schedules may be deferred or canceled for a number of reasons, including changes in specific customer requirements or economic conditions. The adverse impact of a shortfall in our revenues may be magnified by our inability to adjust spending to compensate for such shortfall. Announcements by our competitors or us of new products and technologies could cause customers to defer purchases of our existing products, which would also have a material adverse effect on our business and operating results. As a result of these and other factors, it is likely that in some or all future periods our operating results will be below the expectations of investors, which would likely result in a significant reduction in the market price of our common stock.

We depend on purchase orders from key customers and failure to receive significant purchase orders in the future would cause a decline in our operating results.

Historically, a significant portion of our sales has been to relatively few customers, although the composition of these customers has varied. Revenues from our ten largest customers for the quarters ended September 30, 2003 and 2002, accounted for approximately 86% and 81%, respectively, of total revenues in each quarter. Revenues from our ten largest customers for the fiscal years ended March 31, 2003, 2002 and 2001, accounted for approximately 62%, 73% and 48%, respectively, of total revenues. Substantially all of our product sales have been made, and are expected to continue to be made, on a purchase order basis. None of our customers has entered into a long-term agreement requiring it to purchase our products. In the future, we will need to gain purchase orders for our products to earn additional revenue. Further, substantially all of our license and other revenues are nonrecurring.

The IP telephony market is subject to rapid technological change and we depend on new product introduction in order to maintain and grow our business.

IP telephony is an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced semiconductor and IP telephony software products and services that provide increasingly higher levels of performance and reliability at lower cost. These new and enhanced products must take advantage of technological advancements and changes, and respond to new customer requirements. Our success in designing, developing, manufacturing, and selling such products and services will depend on a variety of factors, including:

  the identification of market demand for new products;
  the scalability of our IP telephony software products;
  product and feature selection;
  timely implementation of product design and development;
  product performance;
  cost-effectiveness of products under development;
  effective manufacturing processes; and
  success of promotional efforts.

Additionally, we may also be required to collaborate with third parties to develop our products and may not be able to do so on a timely and cost-effective basis, if at all. We have in the past experienced delays in the development of new products and the enhancement of existing products, and such delays will likely occur in the future. If we are unable, due to resource constraints or technological or other reasons, to develop and introduce new or enhanced products in a timely manner, if such new or enhanced products do not achieve sufficient market acceptance, or if such new product introductions decrease demand for existing products, our operating results would decline and our business would not grow.

The long and variable sales and deployment cycles for our IP telephony products may cause our revenue and operating results to vary.

Our IP telephony software and semiconductor products, including our hosted iPBX, Packet8 service and our Audacity family of semiconductors, have lengthy sales cycles, and we may incur substantial sales and marketing expenses and expend significant management effort without making a sale. A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy product evaluation and qualification process. We do not possess the capital infrastructure required to invest in extensive marketing or advertising campaigns that may be required in order to sell these products. In addition, the length of our sales cycles will vary depending on the type of customer to whom we are selling and the product being sold. Even after making the decision to purchase our products, our customers may deploy our products slowly. Timing of deployment can vary widely and will depend on various factors, including:

  the size of the network deployment;
  the complexity of our customers' network environments;
  our customers' skill sets;
  the hardware and software configuration and customization necessary to deploy our products; and
  our customers' ability to finance their purchase of our products.

As a result, it is difficult for us to predict the quarter in which our customers may purchase our IP telephony products, and our revenue and operating results may vary significantly from quarter to quarter.

We need to retain key personnel to support our products and ongoing operations.

The development and marketing of our IP telephony products will continue to place a significant strain on our limited personnel, management, and other resources. While the pace of economic growth in the San Francisco Bay Area (where our corporate headquarters are located) has slowed, competition for highly-skilled engineering, sales, marketing, and support personnel has remained strong. Our future success depends upon the continued services of our executive officers and other key employees who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees are bound by employment agreements for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell our products which could adversely affect our financial results and impair our growth. We currently do not maintain key person life insurance policies on any of our employees.

We depend on contract manufacturers to manufacture substantially all of our products, and any delay or interruption in manufacturing by these contract manufacturers would result in delayed or reduced shipments to our customers and may harm our business.

We outsource the manufacturing of our semiconductor products to independent foundries and as such do not have internal manufacturing capabilities to meet our customers' demands. We have shifted the manufacture of our voice over IP semiconductors to an affiliate of STMicroelectronics NV, or STM, from Taiwan Semiconductor Manufacturing Corporation, or TSMC. STM or its contract manufacturer, TSMC, will be the sole manufacturer of our semiconductor products. Furthermore, to the extent TSMC is utilized, Taiwan is always subject to geological or geopolitical disturbances that could instantly cut off such supply. We also rely on other third party manufacturers for packaging and testing of our semiconductors.

We do not have long-term purchase agreements with our contract manufacturers or our component suppliers. There can be no assurance that our subcontract manufacturers will be able or willing to reliably manufacture our products, in volumes, on a cost-effective basis or in a timely manner. For our semiconductor products, the time to port our technology to another foundry, the time to qualify the new versions of product, and the cost of this effort as well as the tooling associated with wafer production would have a material adverse effect on our business, operating results, and financial condition. For our consumer videophones, IP telephones and media hub devices that are used with our hosted iPBX and Packet8 voice and video IP telephone service, we rely on the availability of these semiconductor products. These devices are also sourced solely from certain overseas contract manufacturers and partners, and are not available from any other manufacturer.

We may not be able to manage our inventory levels effectively, which may lead to inventory obsolescence that would force us to lower our prices.

Our products have lead times of up to several months, and are built to forecasts that are necessarily imprecise. Because of our practice of building our products to necessarily imprecise forecasts, it is likely that, from time to time, we will have either excess or insufficient product inventory. Excess inventory levels would subject us to the risk of inventory obsolescence and the risk that our selling prices may drop below our inventory costs, while insufficient levels of inventory may negatively affect relations with customers. For instance, our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of our products could result in legal action from our customers, loss of customers or harm to our ability to attract new customers. Any of these factors could have a material adverse effect on our business, operating results, and financial condition.

If our products do not interoperate with our customers' networks, orders for our products will be delayed or canceled and substantial product returns could occur, which could harm our business.

Many of the potential customers for our hosted iPBX product and Packet8 voice and video communications service have requested that our products and services be designed to interoperate with their existing networks, each of which may have different specifications and use multiple standards. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products must interoperate with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products do not interoperate with existing equipment or software in our customers' networks, installations could be delayed, orders for our products could be canceled or our products could be returned. This could harm our business, financial condition, and results of operations. Our Packet8 service depends on the availability of third party network service providers that provide telephone numbers and PSTN call termination and origination services for our customers. Many of these network service providers are financially affected by the downturn in the telecommunications industry and may be forced to terminate the services that we depend on. The time to interface our technology to another network service provider, if available, and qualify this new service could have a material adverse effect on our business, operating results, and financial condition.

We may have difficulty identifying the source of the problem when there is a problem in a network.

Our hosted iPBX and Packet8 IP service must successfully integrate with products from other vendors, such as gateways to traditional telephone systems. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our hosted iPBX solution, Packet8 service or another vendor's products, may result in the delay or loss of market acceptance of our products and any necessary revisions may force us to incur significant expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition and results of operations.

Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue and prevent us from achieving profitability

We expect our competitors to continue to improve the performance of their current products and introduce new products or new technologies. If our competitors successfully introduce new products or enhance their existing products, this could reduce the sales or market acceptance of our products and services, increase price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We may not have sufficient resources to make these investments or to make the technological advances necessary to be competitive, which in turn will cause our business to suffer.

In addition, our focus on developing a range of technology products, including semiconductors and related embedded software, hosted iPBX solutions, and the Packet8 service products, places a significant strain on our research and development resources. Competitors that focus on one aspect of technology, such as software or semiconductors, may have a considerable advantage over us. In addition, many of our current and potential competitors have longer operating histories, are substantially larger, and have greater financial, manufacturing, marketing, technical, and other resources. For example, certain competitors in the market for our semiconductor products maintain their own semiconductor foundries and may therefore benefit from certain capacity, cost and technical advantages. Many also have greater name recognition and a larger installed base of products than we have. Competition in our markets may result in significant price reductions. As a result of their greater resources, many current and potential competitors may be better able than us to initiate and withstand significant price competition or downturns in the economy. There can be no assurance that we will be able to continue to compete effectively, and any failure to do so would harm our business, operating results, and financial condition.

If we do not develop and maintain successful partnerships for IP telephony products, we may not be able to successfully market our solutions.

We are entering into new market areas and our success is partly dependent on our ability to forge new marketing and engineering partnerships. IP telephony communication systems are extremely complex and few, if any, companies possess all the required technology components needed to build a complete end to end solution. We will likely need to enter into partnerships to augment our development programs and to assist us in marketing complete solutions to our targeted customers. We may not be able to develop such partnerships in the course of our product development. Even if we do establish the necessary partnerships, we may not be able to adequately capitalize on these partnerships to aid in the success of our business.

Inability to protect our proprietary technology or our infringement of a third party's proprietary technology would disrupt our business.

We rely in part on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We also rely in part on patent law to protect our intellectual property in the United States and internationally. We hold fifty-four United States patents and have a number of United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We have in the past licensed and in the future expect to continue licensing our technology to others; many of who are located or may be located abroad. There are no assurances that such licensees will protect our technology from misappropriation. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

There has been substantial litigation in the semiconductor, electronics, and related industries regarding intellectual property rights, and from time to time third parties may claim infringement by us of their intellectual property rights. Our broad range of technology, including systems, digital and analog circuits, software, and semiconductors, increases the likelihood that third parties may claim infringement by us of their intellectual property rights. If we were found to be infringing on the intellectual property rights of any third party, we could be subject to liabilities for such infringement, which could be material. We could also be required to refrain from using, manufacturing or selling certain products or using certain processes, either of which could have a material adverse effect on our business and operating results. From time to time, we have received, and may continue to receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. There can be no assurance that we will prevail in these discussions and actions or that other actions alleging infringement by us of third party patents will not be asserted or prosecuted against the Company.

We rely upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by us will continue to provide competitive features and functionality or that licenses for technology currently utilized by us or other technology which we may seek to license in the future will be available to us on commercially reasonable terms or at all. The loss of, or inability to maintain existing licenses could result in shipment delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated, and could harm our business. These licenses are on standard commercial terms made generally available by the companies providing the licenses. The cost and terms of these licenses individually are not material to our business.

The failure of IP networks to meet the reliability and quality standards required for voice and video communications could render our products obsolete.

Circuit-switched telephony networks feature very high reliability, with a guaranteed quality of service. In addition, such networks have imperceptible delay and consistently satisfactory audio quality. Emerging broadband IP networks, such as LANs, WANs, and the internet, or emerging last mile technologies such as cable, digital subscriber lines, and wireless local loop, may not be suitable for telephony unless such networks and technologies can provide reliability and quality consistent with these standards.

Our products must comply with industry standards, FCC regulations, state, country-specific and international regulations, and changes may require us to modify existing products.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our IP telephony products rely heavily on standards such as SIP, H.323, MGCP and Megaco to interoperate with other vendors' equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. These standards, as well as audio and video compression standards, continue to evolve. We also must comply with certain rules and regulations of the Federal Communications Commission (FCC) regarding electromagnetic radiation and safety standards established by Underwriters Laboratories, as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our IP telephony products, which would have a material adverse effect on our business, financial condition and operating results.

Future legislation or regulation of the internet and/or voice and video over IP services could restrict our business, prevent us from offering service or increase our cost of doing business.

At present there are few laws, regulations or rulings that specifically address access to or commerce on the internet, including IP telephony. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the internet may have on our business, financial condition, and results of operations. Regulation may be targeted towards, among other things, assessing access or settlement charges, imposing taxes related to internet communications, imposing tariffs or regulations based on encryption concerns or the characteristics and quality of products and services, imposing regulations and requirements related to the handling of emergency 911 services, any of which could restrict our business or increase our cost of doing business. The increasing growth of the broadband IP telephony market and popularity of broadband IP telephony products and services heighten the risk that governments or other legislative bodies will seek to regulate broadband IP telephony and the internet. In addition, large, established telecommunication companies may devote substantial lobbying efforts to influence the regulation of the broadband IP telephony market, which may be contrary to our interests.

Many regulatory actions are underway or are being contemplated by federal and state authorities, including the Federal Communications Commission, or FCC, and other state regulatory agencies. The FCC is expected to initiate a notice of public rule-making in late 2003 or early 2004 to gather public comment on the appropriate regulatory environment for IP telephony. There is risk that a regulatory agency requires us to conform to rules that are unsuitable for IP communications technologies, or rules that cannot be complied with due to the nature and efficiencies of IP routing, or are unnecessary or unreasonable in light of the manner in which Packet8 offers service to its customers. It is not possible to separate the Internet, or any service offered over it, into intrastate and interstate components. While suitable alternatives may be developed in the future, the current IP network does not enable us to identify the geographic nature of the traffic traversing the Internet. There is also risk that specific E911 requirements imposed by a regulatory agency may impede our ability to offer service in a manner that conforms to these requirements. While we are developing technologies that seek to provide access to emergency services in conjunction with our IP communications offerings, the existing requirements, which are tethered to and dependent upon the legacy PSTN network, neither work in an IP environment nor take advantage of the significantly enhanced capabilities of the IP network.

The effects of federal or state regulatory actions could have a material adverse effect on our business, financial condition and operating results.

Increasing interest by U.S. states in the regulation of voice over IP services could result in laws or regulatory actions that harm our business.

Several states have recently shown an interest in regulating the voice over IP, or VoIP, services, as they do for providers of traditional telephone service. If this trend continues, and if state regulation is not preempted by action by the U.S. federal government, we may become subject to a "patchwork quilt" of state regulations and taxes, which would increase our costs of doing business, and adversely affect our operating results and future prospects.

We have already been contacted by several state regulatory authorities regarding our Packet8 service. On September 11, 2003, we received a letter from the Public Service Commission of Wisconsin (the "WPSC") notifying us that the WPSC believes that we, via our Packet8 voice and video communications service, are offering intrastate telecommunications services in the state of Wisconsin without certification of the WPSC. According to the WPSC's letter, it believes that we cannot legally provide Packet8-based resold intrastate services in Wisconsin without certification of the WPSC. In addition, the Commission believes that Packet8 bills for intrastate services to Wisconsin customers are void and not collectible. The letter also states that if we do not obtain certification to offer intrastate telecommunications services, the matter will be referred to the State of Wisconsin Attorney General for enforcement action. The letter also states that even if the Company were certified by the WPSC, the previous operation without certification may still subject the Company to referral to the State of Wisconsin Attorney General for enforcement action and possible forfeitures. We consulted with counsel and have responded to the WPSC and disputed their assertions. While we do not believe that the potential amounts of any forfeitures would be material to us, if we are subject to an enforcement action, we may become subject to liabilities and may incur expenses that adversely effect our results of operations.

On September 17, 2003, we were contacted by the Ohio Public Utilities Commission ("OPUC") and asked to respond to a questionnaire on Voice over IP technologies that the OPUC is conducting. The OPUC inquired as to the nature of our service, how it is provided, and to what Ohio residents the service is made available. The questionnaire did not contain any assertions regarding the legality of the Packet8 service under Ohio law or any statements as to whether the OPUC believes we are subject to regulation by the state of Ohio. We responded to this questionnaire on October 20, 2003.

On September 22, 2003, we also received a letter from the California Public Utilities Commission ("CPUC"). The correspondence alleges that we are offering intrastate telecommunications services for profit in California without having received formal certification from the CPUC to provide such service. The CPUC also requested that we file an application with the CPUC for authority to conduct business as a telecommunications utility no later than October 22, 2003. We consulted with regulatory counsel and have responded to the CPUC and disputed their assertions and did not file the requested application. In our response to the state of California, we disagreed with the CPUC's classification of us as a telephone corporation under the California Public Utilities Code. The letter from the CPUC did not indicate, and we cannot predict, what any potential penalties or consequences in failing to obtain certification might be. If we are subjected to penalties, or if we are required to comply with CPUC regulations affecting telecommunications service providers, our business may be adversely affected. On November 13, 2003, the CPUC held a hearing in San Francisco to hear testimony from CPUC staff and industry representatives regarding what course of action the CPUC should take with respect to Internet telephony. A representative from 8x8 attended the hearing. Following the hearing, the CPUC met in closed session, but has made no announcement regarding its course of action or deliberations.

Potential regulation of internet service providers could adversely affect our operations.

To date, the FCC has treated internet service providers as data service providers. Information service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is currently examining the status of internet service providers and the services they provide. If the FCC were to determine that internet service providers, or the services they provide, are subject to FCC regulation, including the payment of access charges and contribution to the universal service funds, it could have a material adverse effect on our business, financial condition and operating results.

There may be risks associated with the lack of 911 emergency dialing with Packet8 service.

We market the Packet8 voice and video communications service to our residential customers as a secondary line service, not a primary line service. We do not encourage our residential customers to use Packet8 as their only telephone service, due to the fact that the IP dialtone service is only as reliable as a customer's underlying data service (which is not provided by 8x8). We do not allow these customers to port their existing switched telephone numbers to our service, further discouraging them from using Packet8 as a replacement for their current telephone. We play a recorded message to any of our customers who dial 911 from phones connected to the Packet8 service instructing them to hang up and either dial their local police/fire department directly from the phone on the Packet8 service, or to dial 911 from a phone connected to the traditional telephone network. However, there may be a risk of liability or future regulatory action with respect to the inability of customers to access local 911 emergency services from a telephone connected to Packet8 service.

To date, the Federal Communications Commission (FCC) has not classified any interstate IP telephony service provider as a "telecommunications carrier," preferring instead to permit the nascent industry to grow. Under current federal law, providers of "information services" do not incur obligations to participate in 911 and E911 emergency calling systems. However, there is no guarantee that the FCC's interpretations and the relevant federal law will not change in a manner that may increase our cost of doing business or otherwise adversely affect our ability to deliver the Packet8 service.

We may lose customers if we experience system failures that significantly disrupt the availability and quality of the services that it provides.

The operation of our Packet8 voice and video service depends on our ability to avoid and mitigate any interruptions in service or reduced capacity for customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. In addition, because our services may be critical to the businesses of our customers, any significant interruption in service could result in lost profits or other loss to our customers. Although we attempt to disclaim liability in our service agreements, a court might not enforce a limitation on liability, which could expose us to financial loss. In addition, we may provide our customers with guaranteed service level commitments. If we are unable to meet these guaranteed service level commitments as a result of service interruptions, we may be obligated to provide credits, generally in the form of free service for a short period of time, to our customers, which could negatively affect our operating results.

The failure of any equipment or facility on our network, or those of our partners or customers, could result in the interruption of customer service until necessary repairs are made or replacement equipment is installed. Network failures, delays and errors could also result from natural disasters, terrorist acts, power losses, security breaches and computer viruses. These failures, faults or errors could cause delays, service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business, financial condition and operating results.

We could be liable for breaches of security on our web site, fraudulent activities of our users, or the failure of third-party vendors to deliver credit card transaction processing services.

A fundamental requirement for operating an internet-based, worldwide voice and video communications service and electronically billing our Packet8 customers is the secure transmission of confidential information over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled. We rely on third party providers to process and guarantee payments made by Packet8 subscribers up to certain limits, and we may be unable to prevent our users from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of our Packet8 transactions involve fraudulent or disputed credit card transactions. Any costs we incur as a result of fraudulent transactions could harm our business. In addition, the functionality of our current billing system relies on certain third-party vendors delivering services. If these vendors are unable or unwilling to provide services, we will not be able to charge for our Packet8 services in a timely or scalable fashion.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide IP voice and video services.

While we do not know of any technologies that are patented by others that we believe are necessary for us to provide our services, certain necessary technology may in fact be patented by other parties either now or in the future. If such technology were held under patent by another person, we would have to negotiate a license for the use of that certain technology. We may not be able to negotiate such a license at a price that is acceptable. The existence of such a patents, or our inability to negotiate a license for any such technology on acceptable terms, could force us to cease using such technology and offering products and services incorporating such technology.

If we discover product defects, we may have product-related liabilities which may cause us to lose revenues or delay market acceptance of our products.

Products as complex as those we offer frequently contain errors, defects, and functional limitations when first introduced or as new versions are released. We have in the past experienced such errors, defects or functional limitations. We sell products into markets that are extremely demanding of robust, reliable, fully functional products. Therefore, delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our credibility with our customers and adversely affect our ability to retain our existing customers and to attract new customers. Moreover, such errors, defects or functional limitations could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require significant expenditures of capital and resources by us. Despite our testing, our suppliers or our customers may find errors, defects or functional limitations in new products after commencement of commercial production. This could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us, or the loss of credibility with our current and prospective customers.

We have significant international operations, which subject us to risks that could cause our operating results to decline.

For the first three and six months of fiscal 2004, sales to customers outside of the United States represented 89% and 78%, respectively, of our total sales. Sales to customers outside of the United States during the years ended March 31, 2003, 2002 and 2001 were 62%, 61% and 69%, respectively, of total revenues. The following table illustrates our net revenues by geographic area expressed as a percentage of total revenues for the corresponding period. Revenues are attributed to countries based on the destination of shipment:

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
United States Europe Asia Pacific	12% 74% 14% 100%	32% 30% 38% 100%	22% 59% 19% 100%	41% 23% 36% 100%

Substantially all of our current semiconductor and system-level products are, and substantially all of our future products will be, manufactured, assembled, and tested by independent third parties in foreign countries. International sales and manufacturing are subject to a number of risks, including general economic conditions in regions such as Asia, changes in foreign government regulations and telecommunication standards, export license requirements, tariffs and other trade barriers, potentially adverse tax consequences, fluctuations in currency exchange rates, greater difficulty in collecting accounts receivable and longer collection periods, the impact of recessions in economies outside of the United States, and difficulty in staffing and managing foreign operations. We are also subject to geopolitical risks, such as political, social, and economic instability, potential hostilities, and changes in diplomatic and trade relationships, in connection with our international operations. Taiwan in particular is subject to a high rate of natural disasters, such as earthquakes or typhoons, which could have significant impact on our suppliers and customers due to a delay in operations within that country. In addition, Taiwan's tenuous relationship with mainland China is a source of continuing concern due to potential hostilities. A significant decline in demand from foreign markets could have a material adverse effect on our business, operating results, and financial condition.

We may need to raise additional capital to support our operations.

In November 2003, we raised $7.4 million in private placements of our equity securities. However, unless we achieve and maintain profitability, we will need to raise additional capital in the future. We may not be able to obtain such additional financing as needed on acceptable terms, or at all, which may require us to reduce our operating costs and other expenditures, including reductions of personnel and capital expenditures. If we issue additional equity or convertible debt securities to raise funds, the ownership percentage of our existing stockholders would be reduced and they may experience significant dilution. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. If we are not successful in these actions, we may be forced to cease operations.

The location of our headquarters facility subjects us to the risk of earthquakes.

Our corporate headquarters is located in the San Francisco Bay area of Northern California, a region known for seismic activity. A significant natural disaster, such as an earthquake, could have a material adverse impact on our business, operating results, and financial condition.

We may face interruption of production and services due to increased security measures in response to recent and potential future terrorist activities.

Our business depends on the free flow of products and services through the channels of commerce. Recently, in response to terrorists' activities and threats aimed at the United States, transportation, mail, financial and other services have been slowed or stopped altogether. Further delays or stoppages in transportation, mail, financial or other services, particularly any such delays or stoppages which harm our ability to obtain an adequate supply of products from our independent suppliers, could harm our business, results of operations and financial condition. Furthermore, we may experience an increase in operating costs, such as costs for transportation, insurance and security as a result of the terrorist activities and potential activities. We may also experience delays in receiving payments from customers that have been affected by the terrorist activities and potential activities. The United States economy in general is being adversely affected by terrorist activities and potential terrorist activities. Any economic downturn could adversely impact our results of operations, impair our ability to raise capital or otherwise adversely affect our ability to grow our business. Moreover, we cannot determine whether other attacks may occur in the future and the effects of such attacks on our business.

These risk factors could cause actual results to differ materially from the results anticipated in forward-looking statements.

The reports that we file with the SEC and our other communications may contain forward-looking statements that involve risks and uncertainties. We consider forward-looking statements to be those statements that describe intentions, beliefs, and current expectations with respect to future operating performance. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of certain factors.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders. However, we may receive the proceeds of the exercise of the warrants held by these selling stockholders to the extent that such warrants are exercised. There can be no assurance concerning the number or the timing of the exercise of such warrants by the selling stockholders at this date.

SELLING STOCKHOLDERS

On July 29, 2003, we entered into a common stock unit subscription agreement with the selling stockholders pursuant to which we sold an aggregate of 2,260,000 shares of our common stock to the selling stockholders at a purchase price of $0.434 per share. In addition, the selling stockholders received warrants to purchase 2,260,000 shares of our common stock at a price of $0.60 per share, 565,000 shares of our common stock at a price of $0.75 per share, and 565,000 shares of our common stock at a price of $1.00 per share. We will use the proceeds from the sale of common stock and warrants for working capital, including the funding of our Packet8 product offering.

In an investor rights agreement entered into in connection with this sale, we agreed to register the shares under the Securities Act for resale to the public. Under such agreement, we must use commercially reasonable efforts to cause this registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable after filing, but in no event later than one hundred and twenty days after filing, and to keep this registration statement continuously effective under the Securities Act until such date that is the earlier of (i) July 29, 2005, (ii) the date when all of the shares registered hereunder shall have been sold, or (iii) such time as all the shares held by the selling stockholders can be sold pursuant to Rule 144(k) and without compliance with the registration requirements of the Securities Act of 1933, as amended.

Under the terms of the investor rights agreement, the selling stockholders were granted certain preemptive rights in the event that the Company proposes to issue additional shares of common stock or convertible securities. So long as the selling stockholders collectively hold at least 1,423,768 shares of common stock (subject to the adjustment in the event of a stock split, stock dividend or reverse stock split), each selling stockholder shall be entitled to purchase that portion of the shares of common stock or convertible securities proposed to be issued by the Company that is equivalent to such selling stockholder's percentage equity ownership of the Company, on substantially the same terms as the terms of the proposed issuance.

In addition, so long as the selling stockholders collectively hold at least 1,423,768 shares of common stock (subject to the adjustment in the event of a stock split, stock dividend or reverse stock split), the Company shall not issue any (a) convertible securities or similar securities that contain a provision that provides for any change or determination of the applicable conversion price, conversion rate, or exercise price (or a similar provision which might have a similar effect) based on any determination of the market price or other value of the Company's securities or any other market based or contingent standard, (b) any preferred stock, debt instruments or similar securities or investment instruments providing for (i) preferences or other payments substantially in excess of the original investment by purchasers thereof or (ii) dividends, interest or similar payments other than dividends, interest or similar payments computed on an annual basis and not in excess, directly or indirectly, of a rate equal to twice the interest rate on ten (10) year United States Treasury Notes.

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock by the selling stockholders, as of July 31, 2003. The following table assumes that the selling stockholders sell all of their shares. We are unable to determine the exact number of shares that will actually be sold. With the exception of Bryan R. Martin, who is the chief executive officer and a director of the Company, Barry Andrews, who is the president of the Company, Huw Rees, who is the vice president of sales and marketing, and Marc-Petit-Huguenin, who is the vice president of engineering and chief technology officer, none of the selling shareholders listed in the table have held any position or office or have had a material relationship with us or any of our affiliates within the past three years. The Company has entered into a financial advisory agreement with Orin Hirschman with a term of three (3) years. Under the terms of this agreement, in the event Mr. Hirschman introduces any third party to the Company and a transaction is consummated with or through such third party, the Company shall pay Mr. Hirschman compensation consisting of cash equal to four percent (4%) of the value of such an investment transaction. For purposes of this arrangement, such transactions would include acquisitions (of assets or of or by companies), strategic partners, merger partners or investors, or any direct or indirect affiliate thereof.

The percentage of shares beneficially owned is based on 30,847,084 shares outstanding at October 31, 2003 determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of October 31, 2003 through the exercise of any warrants or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

NAME OF SELLING STOCKHOLDER	NUMBER OF SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING		SHARES BEING OFFERED (1)	SHARES BENEFICIALLY OWNED AFTER OFFERING
	NUMBER	PERCENT		NUMBER	PERCENT
Orin Hirschman	3,926,760	12.7%	3,834,500	92,260	*
Hershel Berkowitz	860,752	2.8%	840,500	20,252	*
Richard Grossman	250,000	*	250,000	0	*
Paul Packer	250,000	*	250,000	0	*
Joshua Hirsch	125,000	*	125,000	0	*
James Kardon	75,000	*	75,000	0	*
Bryan R. Martin	1,045,881 (2)	3.4%	100,000	945,881	3.0%
Barry Andrews	361,175 (3)	1.2%	75,000	286,175	*
Huw Rees	328,754 (4)	*	50,000	278,754	*
Marc Petit-Huguenin	261,068 (5)	*	50,000	211,068	*
TOTAL	7,484,390	24.3%	5,650,000	1,834,390	5.6%

* Represents beneficial ownership of less than 1% of common stock.

  The foregoing table includes 2,260,000 shares issuable upon exercise of warrants at the exercise price of $0.60 per share, 565,000 shares issuable upon exercise of warrants at the exercise price of $0.75 per share, and 565,000 shares issuable upon exercise of warrants at the exercise price of $1.00 per share. All of the warrants expire on July 29, 2008.
  Includes 733,799 shares subject to outstanding stock options held by Mr. Martin that were exercisable at or within sixty days after October 31, 2003 and warrants to purchase 40,000 shares at a price of $0.60 per share, 10,000 shares at a price of $0.75 per share and 10,000 shares at a price of $1.00 per share.
  Includes 216,891 shares subject to outstanding stock options held by Mr. Andrews exercisable at or within sixty days after October 31, 2003 and warrants to purchase 30,000 shares at a price of $0.60 per share, 7,500 shares at a price of $0.75 per share and 7,500 shares at a price of $1.00 per share.
  Includes 255,597 shares subject to outstanding stock options held by Mr. Rees that were exercisable at or within sixty days after October 31, 2003 and warrants to purchase 20,000 shares at a price of $0.60 per share, 5,000 shares at a price of $0.75 per share and 5,000 shares at a price of $1.00 per share.
  Includes 150,818 shares subject to outstanding stock options held by Mr. Petit-Huguenin that were exercisable at or within sixty days after October 31, 2003 and warrants to purchase 20,000 shares at a price of $0.60 per share, 5,000 shares at a price of $0.75 per share and 5,000 shares at a price of $1.00 per share.

We assume that the selling stockholders will seek to sell all of the shares offered under this prospectus, but we are unable to determine the exact number of shares that will actually be sold or whether and to what extent any of the selling stockholders will exercise the Warrants referred to under "Selling Stockholders." However, the right to purchase the shares under the warrants will be forfeited unless exercised before July 29, 2008, the expiration date of such warrants.

PLAN OF DISTRIBUTION

We are registering the resale of the shares of the common stock on behalf of the selling stockholders. As used in this prospectus, the term selling stockholders includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of this offering. The selling stockholders are offering shares of common stock that they received or will receive in connection with the unit subscription agreement. This prospectus covers their resale of up to 5,650,000 shares of common stock.

The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders may sell the shares on the Nasdaq SmallCap Market, or in private sales at negotiated prices.

The selling shareholders may sell shares of common stock from time to time in one or more transactions:

  at fixed prices that may be changed;
  at market prices prevailing at the time of sale; or
  at prices related to such prevailing market prices or at negotiated prices.

The selling shareholders may offer their shares of common stock in one or more of the following transactions:

  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq SmallCap Market;
  in the over-the-counter market;
  in privately-negotiated transactions;
  through options;
  by pledge to secure debts and other obligations;
  by a combination of the above methods of sale; or
  to cover short sales made pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker- dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker- dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker- dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers or agents to participate. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. We will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

The selling stockholders and any underwriter, broker-dealer or agent who participate in the distribution of such shares may be deemed to be underwriters under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act of 1933.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to 8x8, Inc.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of 8x8, Inc. for the year ended March 31, 2003, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The Registrant will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (SEC) registration fee.

SEC registration fee	$ 624
Legal fees and expenses	10,000
Accounting fees and expenses	6,500
Miscellaneous expenses	5,000
Total	$22,124

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article VI of the Bylaws of the Registrant provides that: (i) the Registrant is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (ii) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom the Registrant brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit); (iv) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees; and (v) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

The Registrant's policy is to enter into an indemnification agreement having the form filed as Exhibit 10.1 to Registration Statement No. 333-15627 with each of its directors and executive officers, that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, the indemnification agreements provide that directors and officers will be indemnified to the fullest possible extent not prohibited by law against all expenses (including attorney's fees) and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the Registrant, arising out of such person's services as a director or officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which such person provides services at the request of the Registrant. The Registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the Board of Directors or brought to enforce a right to indemnification under the indemnification agreement, the Registrant's Bylaws or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party:

(a) if a court of competent jurisdiction, by final judgment or decree, shall determine that (i) the claim or claims in respect of which indemnity is sought arise from an indemnitee's fraudulent, dishonest or willful misconduct, or (ii) such indemnity is not permitted under applicable law; or

(b) on account of any suit in which judgment is rendered for an accounting of profits made from the purchase or sale by an indemnitee of securities of the Registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; or

(c) for any acts or omissions or transactions from which a director may not be relieved or liability under the Delaware General Corporation Law; or

(d) with respect to proceedings or claims initiated or brought voluntarily by an indemnitee and not by way of defense, except (i) with respect to proceedings brought in good faith to establish or enforce a right to indemnification under the indemnification agreement or any other statute or law, or (ii) at the Registrant's discretion, in specific cases if the Board of Directors of the Registrant has approved the initiation or bringing of such suit; or

(e) for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) which have been paid directly to an indemnitee by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the Registrant; or

(f) on account of any suit brought against an indemnitee for misuse or misappropriation of non-public information, or otherwise involving indemnitee's status as an insider of the Registrant, in connection with any purchase or sale by an indemnitee of securities of the Registrant.

The indemnification provisions in the Bylaws and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act of 1933.

ITEM 16. EXHIBITS

4.10*	Unit Subscription Agreement dated July 29, 2003 by and among the Registrant and the Investors party thereto.
4.11*	Investor Rights Agreement dated July 29, 2003 by and among the Registrant and the Investors party thereto.
4.12*	Form of Common Stock Warrant issued to the Investors by the Registrant (Incorporated by reference from Exhibit 4.11 of the Current Report on Form 8-K filed on July 31, 2003).
5.1*	Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation.
10.25*	Financial Advisory Agreement dated July 29, 2003 between the Registrant and Orin Hirschman.
10.26	Agreement between Centile, Inc. and Sunleigh Investments Ltd. relating to the sale of Centile Europe SA (English translation; original agreement prepared in French).
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2*	Consent of Counsel (included as Exhibit 5.1).
24.1*	Power of Attorney.

 *Previously filed.

ITEM 17. UNDERTAKINGS

A. UNDERTAKING REGARDING RULE 415 OFFERING

 (a) The undersigned registrant hereby undertakes:

    To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement:
      To include any prospectus required by Section 10(a)(3) of the Securities Act;
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post- effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.
    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
    To remove from registration by means of a post-effective amendment any of the securities being registered, which remain, unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on November 25, 2003.

8X8, INC. By: /s/ Bryan R. Martin Bryan R. Martin Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the dates indicated in the capacities indicated.

Signature	Title	Date
/s/ Bryan R. Martin Bryan R. Martin	Chief Executive Officer and Director	November 25, 2003
/s/ James Sullivan James Sullivan	Chief Financial Officer, Vice President, Finance and Secretary (Principal Financial and Accounting Officer)	November 25, 2003
* Bernd Girod	Director
* Guy L. Hecker, Jr.	Director
Christos Lagomichos	Director
* Joe Parkinson	Chairman of the Board and Director

*By: /s/ Bryan R. Martin
Bryan R. Martin
Attorney-in-Fact

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
4.10*	Unit Subscription Agreement dated July 29, 2003 by and among the Registrant and the Investors party thereto.
4.11*	Investor Rights Agreement dated July 29, 2003 by and among the Registrant and the Investors party thereto.
4.12*	Form of Common Stock Warrant issued to the Investors by the Registrant (Incorporated by reference from Exhibit 4.11 of the Current Report on Form 8-K filed on July 31, 2003).
5.1*	Opinion of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation.
10.25*	Financial Advisory Agreement dated July 29, 2003 between the Registrant and Orin Hirschman.
10.26	Agreement between Centile, Inc. and Sunleigh Investments Ltd. relating to the sale of Centile Europe SA (English translation; original agreement prepared in French). (PDF)
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2*	Consent of Counsel (included as Exhibit 5.1).
24.1*	Power of Attorney.

*Previously filed.

(PDF) Also filed in PDF as a courtesy.